Filed Pursuant to Rule 433

Registration Statement No. 333-168127

October 18, 2010

NetSpend Holdings, Inc.

Issuer Free Writing Prospectus

Recent Developments

As previously disclosed by us in a free writing prospectus dated October 13, 2010, MetaBank publicly disclosed that the Office of Thrift Supervision (“OTS”) issued a Supervisory Directive on October 6, 2010, which clarified and supplemented an initial Supervisory Directive issued to MetaBank on August 31, 2010 (collectively, the “OTS Directives”).  The OTS Directives will require MetaBank to obtain prior written approval of OTS to, among other things, enter into any new third party relationship agreements concerning any credit product or deposit product (including prepaid access), or materially amend any such existing agreements or publicly announce any new third party relationship agreements or material amendments to existing agreements.

Based on further communications between MetaBank and OTS, we understand that the OTS Directives will require MetaBank to obtain OTS approval prior to MetaBank executing new third party agency agreements with new distributor relationships established by existing program managers such as NetSpend.  This means that NetSpend will not, without MetaBank obtaining the prior written approval of OTS, be able to enter into new agreements with distributors that are also parties to a third party agency relationship with MetaBank (or amend any such existing three-party agency agreements), which would include any distributors that have the capability to issue cards and accept cash deposits on those cards.  Our distributors that do not issue cards and accept cash deposits, such as our direct-to-consumer and most of our non-standard auto insurance distributors, do not enter into third party agency relationship agreements with our issuing banks.  Similarly, as a general matter extensions or renewals of our existing distributor agreements do not require execution of new or amended agency agreements with our issuing banks, including MetaBank.  Therefore, as previously disclosed, MetaBank expects to be able to continue to service its existing third party relationship agreements, which would include our card program management agreement and the existing agency agreements it has entered into with our distributors, consistent with their terms and the OTS Directives.

We currently have signed agreements with potential new distributors that have been submitted to MetaBank for execution.  As described above, we understand that MetaBank cannot execute these new agreements without the prior written approval of OTS, which the OTS has indicated to MetaBank it is not in a position to give at this time.  Therefore, if MetaBank is unable to secure OTS approval or we are unable to establish these distributor relationships through an alternative issuing bank, we estimate that we would miss the opportunity for approximately $1.0 million of annualized revenue from these potential relationships.  MetaBank has informed us that OTS has indicated that it will not review new agreements for approval until OTS completes its review of MetaBank’s operations, which review MetaBank generally does not expect to occur for up to several months.

MetaBank is our preferred issuing bank, and as of June 30, 2010, approximately 71% of our active cards were issued through MetaBank.  While we look forward to our continued relationship with MetaBank, we also believe it is prudent to have additional, active relationships in place as part of a diversification strategy.  As part of this strategy, we are implementing a plan to proactively diversify our GPR card volumes among additional issuing banks and transition at least 15% of our non-corporate employer issued GPR card volumes, either from existing or new cardholder accounts, to one or more additional issuing banks within 90 days.  Under this plan, on a go-forward basis, we intend to maintain at least three active issuing bank relationships.  We also intend to enter into letters of intent or similar arrangements with two additional issuing banks that would provide us an opportunity to establish a definitive issuing bank relationship in a relatively short period of time.  Finally, our board of directors will continue to review the adequacy and status of all of our issuing bank relationships on a regular basis.

In furtherance of our diversification strategy, on October 14, 2010, we executed a non-binding letter of intent with The Bancorp Bank for it to become an additional issuing bank for our GPR cards.  In addition, on October 17, 2010, we entered into another non-binding letter of intent with H&R Block Bank for it to become an additional issuing bank for our GPR cards.  We intend to work expeditiously to reach definitive agreements with The Bancorp Bank and H&R Block Bank.

The impact on our financial condition and results of operations of our diversification strategy will depend upon a number of factors, including the pace of growth in new card volume, the timing and size of existing accounts transferred to new issuing bank relationships, and the financial terms and conditions of any new bank sponsorship agreements we execute.  We do not expect there to be significant capital requirements or expense associated with transitioning approximately 15% of our existing volume to one or more additional banks.  However, the transition would require a change to certain cardholder terms and conditions for existing accounts and would consume IT and management attention and resources during the transition period.  If we were forced to move all of MetaBank’s current volume and card accounts to one or more new issuing banks, we estimate that we would incur total one-time costs of between approximately $2.5 million to $3.5 million, approximately one-third of which would represent a non-cash write-off of existing card inventory.  We would expect under any of these scenarios that we would leverage our past experience in moving large customer portfolios between issuing banks to strive to limit the amount of disruption to our customers and the resulting impact to our financial condition and results of operations.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements that are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry.  The forward-looking statements are subject to various risks and uncertainties.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should, “ “may,” “could,” “would,” “plans,” “predicts,” “potential,” and similar expressions, as well as other words or expressions referencing future events, conditions, or circumstances.  Those statements include, among other things, the discussions of the Company’s business strategy and expectations concerning the Company’s market position, future operations, financial position and the impacts on the Company of competition and regulatory changes.  The Company cautions you that reliance on any forward-looking statement involves risks and uncertainties and that although the Company believes that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:

•      the Company’s dependence on a limited number of distributors of its products;

•      increasing competition in the prepaid card industry;

•      exposure to cardholder and other losses;

•      the Company’s reliance on its relationships with its issuing banks;

•      future actions against, or restrictions imposed upon, MetaBank by OTS;

•      regulatory, legislative and judicial developments in the Company’s operations area;

•      changes in regulations impacting interchange fees;

•      changes in credit card association or network rules;

•      the Company’s ability to protect against unauthorized disclosure of cardholder data;

•      fluctuations in customer retention rates;

•      general economic conditions;

•      the Company’s ability to promote its brand;

•      the Company’s reliance on payment processors and service providers;

•      changes in the Company’s relationships with its issuing banks; and

•      the Company’s ability to protect its intellectual property rights.

These and other factors are more fully discussed in the preliminary prospectus contained within the Registration Statement.  In light of these and other uncertainties, you should not conclude that the Company will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements.  Except as required by law, the Company does not intend to update any of these forward-looking statements to reflect future events or circumstances.

The Company has filed the Registration Statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Copies of the preliminary prospectus related to the offering may also be obtained from the prospectus department of Goldman, Sachs & Co., 200 West Street, New York, NY 10282, Attn: Prospectus Department, (212) 902-1171, (866) 471-2526 (toll-free), (212) 902-9316 (fax) or BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department, (866) 500-5408 (toll-free), or email dg.prospectus_requests@baml.com.  In addition, a prospectus relating to this offering is available by clicking on the following link - http://www.sec.gov/Archives/edgar/data/1496623/000104746910008618/a2199475zs-1a.htm